UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)
and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. ___)

THE STANDARD REGISTER COMPANY
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

853887107
(CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
(203) 542-4200

With a copy to

Christopher Ewan
David L. Shaw
Fried, Frank, Harris, Shriver & Jacobson, LLP
One New York Plaza
New York, New York 10004

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 132-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853887107	13D	Page 2 of 8 pages

1	NAME OF REPORTING PERSONS: Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,202,699 common shares may be acquired upon the exercise of a warrant
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,202,699 common shares may be acquired upon the exercise of a warrant
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,202,699 common shares may be acquired upon the exercise of a warrant
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.6%1
14	TYPE OF REPORTING PERSON: IA, PN

1 This percentage is calculated based upon 7,432,492 outstanding shares of common stock, which is the sum of (a) 5,229,793 outstanding shares of common stock as of June 30, 2013, as represented by the Issuer in the Amendment and Restatement Agreement (defined herein), which was filed as Exhibit 10.1 of the Issuer’s Form 8-K filed on August 2, 2013, plus (b) 2,202,699 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

CUSIP No. 853887107	13D	Page 3 of 8 pages

1	NAME OF REPORTING PERSONS: Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,202,699 common shares may be acquired upon the exercise of a warrant
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,202,699 common shares may be acquired upon the exercise of a warrant
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,202,699 common shares may be acquired upon the exercise of a warrant
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.6%2
14	TYPE OF REPORTING PERSON: IN

2This percentage is calculated based upon 7,432,492 outstanding shares of common stock, which is the sum of (a) 5,229,793 outstanding shares of common stock as of June 30, 2013, as represented by the Issuer in the Amendment and Restatement Agreement (defined herein), which was filed as Exhibit 10.1 of the Issuer’s Form 8-K filed on August 2, 2013, plus (b) 2,202,699 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

CUSIP No. 853887107	13D	Page 4 of 8 pages

1	NAME OF REPORTING PERSONS: Robert J. O’Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,202,699 common shares may be acquired upon the exercise of a warrant
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,202,699 common shares may be acquired upon the exercise of a warrant
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,202,699 common shares may be acquired upon the exercise of a warrant
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.6%3
14	TYPE OF REPORTING PERSON: IN

3This percentage is calculated based upon 7,432,492 outstanding shares of common stock, which is the sum of (a) 5,229,793 outstanding shares of common stock as of June 30, 2013, as represented by the Issuer in the Amendment and Restatement Agreement (defined herein), which was filed as Exhibit 10.1 of the Issuer’s Form 8-K filed on August 2, 2013, plus (b) 2,202,699 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein..

Item 1.                      Security and Issuer

This Schedule 13D relates to the common stock, $1.00 par value per share (the “Common Stock”), of The Standard Register Company, an Ohio corporation (the “Issuer”), the principal executive offices of which are located at 600 Albany Street, Dayton, Ohio 45408.

Item 2.                      Identity and Background

(a) This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea (collectively, the Reporting Persons”) with respect to the ownership of warrants to purchase Common Stock (the “Warrants”) by Silver Point Capital Fund, L.P., a Delaware Limited Partnership, SPCP Group III, LLC, a Delaware limited liability company, SPF CDO I, Ltd., a Cayman Islands exempted company, and SPCP Group, LLC, a Delaware limited liability company (together, the “Funds”).  Silver Point is the investment manager of Silver Point Capital Fund, L.P., SPF CDO I, Ltd., and SPCP Group, LLC, and by virtue of such status may be deemed to be the beneficial owner of the Warrants, and the shares of Common Stock that may become issuable upon exercise of the Warrants, held by these entities.  Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and the investment manager of SPCP Group III, LLC, and by virtue of such status may be deemed to be the beneficial owner of the Warrants, and the shares of Common Stock that may become issuable upon the exercise of the Warrants, held by the Funds.   Mr. Edward A. Mulé and Mr. Robert J. O’Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owners of the Warrants, and the shares of Common Stock that may become issuable upon the exercise of the Warrants, held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 12, 2013, a copy of which is filed as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d−1(k)(1) under the Act.

(b) The address of the principal business office for each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, CT 06830.

(c) The principal business of Silver Point is serving as the investment manager for investment funds, including the Funds.  The principal business of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is serving as members of Management and managing other affiliated entities, including Silver Point.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Silver Point is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Mulé and O’Shea is a United States citizen.

Item 3.                      Source and Amount of Funds or Other Consideration

As described in Item 4 below, the Warrants were issued by the Issuer in connection with the Issuer’s acquisition of all of the outstanding membership interests of WorkflowOne LLC, a Delaware limited liability company (“WorkflowOne”), from Workflow Holdings, LLC, a Delaware limited liability company (“Workflow Holdings”), pursuant to the Membership Interest Purchase Agreement by and among the Issuer, WorkflowOne, and Workflow Holdings, dated August 1, 2013 (the “Purchase Agreement”).  In connection with the Purchase Agreement, the Funds entered into an Amendment and Restatement Agreement (the “Amendment and Restatement Agreement”), by and among the Issuer, WorkflowOne, Workflow Holdings, WorkflowOne’s first lien lenders, including certain of the Funds (the “First Lien Lenders”), WorkflowOne’s second lien lenders, including the Funds (the “Second Lien Lenders”), Silver Point, as the lenders’ representative (in such capacity, the “Lenders’ Representative”), and Silver Point Finance, LLC, as the administrative agent.  Pursuant to the Amendment and Restatement Agreement, the Issuer assumed a portion of WorkflowOne’s existing indebtedness under two secured credit facilities and issued the Warrants to the Funds, which will be exercisable into 2,202,699 shares of Common Stock upon receipt of the approval of the Issuer’s shareholders as described in Item 4 below.

The foregoing description of the Purchase Agreement and the Amendment and Restatement Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement and the Amendment and Restatement Agreement, which are included with this filing as Exhibits 2 and 3, respectively.

Item 4.                      Purpose of Transaction.

A. The Amendment and Restatement Agreement, Shareholders’ Agreement, Registration Rights Agreement, First Lien Credit Facility, Second Lien Credit Facility and Warrants

Amendment and Restatement Agreement.

As described in Item 3 above, on August 1, 2013, the Issuer acquired all of the outstanding membership interests of WorkflowOne from Workflow Holdings pursuant to the Purchase Agreement.  In connection with the Purchase Agreement, the Funds entered into the Amendment and Restatement Agreement under which the Issuer assumed a portion of WorkflowOne’s existing indebtedness under two secured credit facilities and issued the Warrants to the Funds and DLJ (as defined below) (together, the “Minority Shareholders”).  The Warrants issued to the Funds will be exercisable into 2,202,699 shares of Common Stock upon receipt of the approval of the Issuer’s shareholders as described below.  The Warrants and the shares of Common Stock issuable upon the exercise of the Warrants are subject to the terms and conditions of the Shareholders Agreement described below.

Under the Amendment and Restatement Agreement, the Issuer is required to convene a special meeting of the Issuer’s shareholders as soon as reasonably practicable to obtain the following approvals (the “Company Shareholder Approval”): (i) an amendment to the code of regulations of the Issuer authorizing the board of directors of the Issuer (the “Board”) to change the number of directors and fill any director’s office created by an increase in the number of directors, in order to grant the Minority Shareholders two Board designees pursuant to the Shareholders Agreement, as described below, which requires the affirmative vote of shares representing a majority of the outstanding voting power of the Issuer, (ii) approval of the exercise of the Warrants into shares of Common Stock, which requires the affirmative vote of shares representing a majority of the voting power present in person or represented by proxy at the special meeting and (iii) an amendment to the code of regulations of the Issuer to opt out of Section 1701.831 of the Ohio Revised Code, which requires the affirmative vote of shares representing a majority of the outstanding voting power of the Issuer.

On August 1, 2013, in connection with the transactions contemplated by the Purchase Agreement and the Amendment and Restatement Agreement, the John Q. Sherman Trust, William C. Sherman Trust and William C. Sherman Inter Vivos Trust, (collectively, the “Majority Shareholders”), the Issuer and the Lenders’ Representative entered into a Voting Agreement (the “Voting Agreement”) pursuant to which the Majority Shareholders have agreed to vote the shares of Common Stock and Class A Stock (as defined below)  held by them in favor of each of the approvals described above.  The Voting Agreement represents sufficient voting power to obtain each of the approvals described above.

In addition to the Common Stock, the Issuer has an outstanding class of stock called “Class A Stock,” $1.00 par value per share. Each share of Class A Stock entitles the holder to cast five votes on matters submitted to the holders of Common Stock and Class A Stock, who vote as a single class. Each share of Class A Stock is convertible into one share of Common Stock.

If the Issuer does not obtain the Company Shareholder Approval before the earlier of May 27, 2014, or in the event of certain breaches of the Voting Agreement or the Amendment and Restatement Agreement, then WorkflowOne will be required to issue additional loans to the Second Lien Lenders in a principal amount of $25,000,000, which loans will constitute a third tranche of loans under the Second Lien Credit Facility (as defined below).

Shareholders Agreement.

On August 1, 2013, in connection with the transactions contemplated by the Purchase Agreement and the Amendment and Restatement Agreement, the Funds entered into a Shareholders Agreement (the “Shareholders Agreement”), by and among the Issuer, the Majority Shareholders, the Minority Shareholders, as holders of the Warrants and, as applicable, the shares of Common Stock issuable upon the exercise of the Warrants and Silver Point, as the representative of the Minority Shareholders (in such capacity, the “Minority Shareholder Representative”).

Under the Shareholders Agreement, the Minority Shareholders are entitled to nominate two directors to the Board so long as the Minority Shareholders own at least 66% of the shares of Common Stock issuable upon the exercise of the Warrants issued to the Minority Shareholders. If the Minority Shareholders own less than 66% but more than 33% of the total Warrants issued to the Minority Shareholders and/or the shares of Common Stock issuable upon the exercise of the Warrants issued to the Minority Shareholders, or own more than 10% of the outstanding equity securities of the Issuer, the Minority Shareholders will be entitled to nominate one director to the Board. In each case, the Majority Shareholders have agreed to vote in favor of the directors nominated by the Minority Shareholders pursuant to the Shareholders Agreement. Immediately following the execution of the Purchase Agreement, the director designated by the Minority Shareholders was appointed as a non-voting observer to the Board, and upon receipt of the Company Shareholder Approval, the Issuer and the Majority Shareholders will cause the two directors designated by the Minority Shareholders to be appointed to the Board.

Under the Shareholders Agreement, the Minority Shareholders are prohibited from (i) acquiring additional equity securities of the Issuer, except for acquisitions that would result in the Minority Shareholders owning in the aggregate less than 40% of the outstanding equity securities of the Issuer, (ii) entering into any merger or other transaction involving the Issuer that would involve the sale of substantially all of the Issuer’s assets or the transfer of the majority voting power or the ability to elect a majority of the Board (a “Change of Control Transaction”), (iii) calling a special meeting of the Issuer’s shareholders or participating in the solicitation of proxies, (iv) entering into a voting trust or voting agreement or (v) seeking the removal of directors or other changes to the composition of the Board, in each case except in accordance with the Shareholders Agreement. The Minority Shareholders are also prohibited from transferring the Warrants or the shares of Common Stock issuable upon the exercise of the Warrants to (i) any material competitor, as determined by the Board, (ii) any transferee that as a result would own more than 20% of the Issuer’s equity securities or (iii) any transferee that as a result would own more than 10% of the Issuer’s equity securities, unless such transferee agrees to be bound by the terms of the Shareholders Agreement.

Under the Shareholders Agreement, in the event that the Majority Shareholders seek to transfer any shares of the Common Stock or the Class A Stock of the Issuer pursuant to a Change of Control Transaction, the Minority Shareholders will be entitled to include the shares of Common Stock issuable upon the exercise of the Warrants in such transaction at the same per-share price and on the same terms as the Majority Shareholders.

The Shareholders Agreement also prohibits the Issuer from amending its articles of incorporation or code of regulations in a way that would materially and adversely affect the Minority Shareholders or from engaging in certain transactions with affiliates outside of the ordinary course of business, except in each case with the prior written consent of the Minority Shareholders.

Registration Rights Agreement.

On August 1, 2013, in connection with the transactions contemplated by the Purchase Agreement and the Amendment and Restatement Agreement, the Funds entered into a Registration Rights Agreement (the “Registration Rights Agreement”), by and among the Issuer, the Majority Shareholders, the Minority Shareholders and the Minority Shareholder Representative pursuant to which the Minority Shareholders and the Majority Shareholders are entitled to certain registration rights in respect of the shares of Common Stock issuable upon the exercise of the Warrants. Under the terms of the Registration Rights Agreement, the Majority Shareholders and the Minority Shareholders are entitled to (i) four demand registrations apiece, in each case limited to one demand registration in any six month period and provided that such demand must include either (a) at least 10% of the Common Stock, (b) a number of shares having an aggregate market value of at least $15,000,000 or (c) 75% of the shares of Common Stock issuable upon the exercise of the Warrants held by the Minority Shareholders at the time of the demand, and (ii) unlimited piggyback registration rights with respect to primary public issuances of the Common Stock.

First Lien Credit Facility.

Pursuant to the Amendment and Restatement Agreement, on August 1, 2013, SPCP Group III LLC, SPF CDO I, Ltd., SPCP Group, LLC, and certain affiliates of the Funds entered into a First Lien Credit Agreement (the ”First Lien Credit Facility”), by and among the Issuer and WorkflowOne, as co-borrowers, the First Lien Lenders, Silver Point Finance, LLC, as administrative agent to the First Lien Lenders, and Standard Register International, Inc., Standard Register Technologies, Inc., iMedconsent, LLC and WorkflowOne of Puerto Rico Inc., as guarantors (collectively, the  “Guarantors”).

Under the First Lien Credit Facility, the Issuer assumed, and the Guarantors guaranteed, the indebtedness outstanding under WorkflowOne’s previous first lien credit facility. Such indebtedness remains outstanding under the First Lien Credit Facility as first lien term loans of WorkflowOne and the Issuer, as co-borrowers.

As of August 1, 2013, the aggregate principal amount of loans outstanding under the First Lien Credit Facility was $123,753,259.62.

Second Lien Credit Facility.

Pursuant to the Amendment and Restatement Agreement, on August 1, 2013, the Funds and certain of their affiliates entered into a Second Lien Credit Agreement (the”Second Lien Credit Facility”), by and among the Issuer and WorkflowOne, as co-borrowers, the Second Lien Lenders, the Administrative Agent, as administrative agent to the Second Lien Lenders and the Guarantors.

Under the Second Lien Credit Facility, the Issuer assumed and the Guarantors guaranteed the remaining indebtedness outstanding under WorkflowOne’s previous second lien credit facility. Such indebtedness became ”Tranche A Second Lien Term Loans” under the Second Lien Credit Facility and remains outstanding as second lien term loans of WorkflowOne and the Issuer, as co-borrowers.

As of August 1, 2013, the aggregate principal amount of Tranche A Second Lien Term Loans outstanding under the Second Lien Credit Facility was $86,246,740.38. In addition, as of August 1, 2013, pursuant to the Amendment and Restatement Agreement, the Issuer issued $10,000,000 of non-interest bearing “Tranche B Second Lien Term Loans” which will either be cancelled for no consideration or converted into Tranche A Second Lien Term Loans in connection with the working capital adjustment under the Amendment and Restatement Agreement.

Warrants.

The Warrants are not presently exercisable.  The Warrants will become exercisable beginning on the first business day after the date of obtaining the shareholders’ approval of the exercise of the Warrants into shares of Common Stock and ending on the date that is three months after the date of obtaining such approval. The per share exercise price of each Warrant is $0.00001. Each Warrant may be exercised, either by payment of the exercise price or on a cashless basis and only in whole.

The foregoing descriptions of the Purchase Agreement, the Amendment and Restatement Agreement, Shareholders’ Agreement, Registration Rights Agreement, First Lien Credit Facility, Second Lien Credit Facility, Warrants and Voting Agreement are qualified in their entirety to the full text of these agreements, which are included with this filing as Exhibits 2, 3, 4, 5, 6, 7, 8 and 9, respectively.

B. Plans of Reporting Persons

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law and the terms of the Shareholders Agreement, to (i) purchase shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the Warrants or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Warrants or Common Stock or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding Common Stock.

In addition, the Reporting Persons may exercise from time to time their various respective rights to purchase Common Stock as described in this Schedule 13D, as well as the other rights conferred by the Warrants.

Item 5.                      Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own the Warrants, which will only become exercisable for 2,202,699 shares of Common Stock upon the receipt of approval of the Issuer’s shareholders.  There were 5,229,793 outstanding shares of Common Stock as of June 30, 2013, as represented by the Issuer in the Amendment and Restatement Agreement.  Upon exercise of the Warrants, the Reporting Persons would beneficially own approximately 29.6% of the shares of Common Stock that would be outstanding upon exercise of the Warrants.  Other than the Warrants, the Funds and the Reporting Persons do not beneficially own any securities of the Issuer.

In addition to the Common Stock, the Issuer has an outstanding class of stock called “Class A Stock.”  Each share of Class A Stock is convertible into one share of Common Stock.  There were 944,996 outstanding shares of Class A Stock as of June 30, 2013, as represented by the Issuer in the Amendment and Restatement Agreement.  Assuming conversion of all outstanding shares of Class A Stock into Common Stock, and exercise of the Warrants into shares of Common Stock, the Reporting Persons would beneficially own approximately 26.3% of the shares of Common Stock that would be outstanding upon conversion of the Class A Stock and exercise of the Warrants.

As a result of the matters described in Item 4 above, the Funds and the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, the Majority Shareholders, as well as a member of a “group” with the other Minority Shareholders, which are DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., and DLJIP II Holdings, L.P. (collectively, “DLJ”).  The Reporting Persons do not have affirmative information about any securities of the Issuer that may be beneficially owned by such other persons, other than (A) 1,033,444 shares of Common Stock and 430,603 shares of Class A Stock reported as beneficially owned by Fifth Third Bank, an Ohio banking corporation (“Fifth Third Bank”), the trustee of the William C. Sherman Trust and William C. Sherman Inter Vivos Trust, in the Schedule 13D/A, filed with the SEC on August 5, 2013 by Fifth Third Bank, Fifth Third Bancorp, an Ohio corporation, Fifth Third Bank, a Michigan banking corporation, Fifth Third Asset Management, Inc., an Ohio corporation that is registered as an investment adviser, and Fifth Third Securities, Inc., an Ohio corporation, (B) 193,683 shares of Common Stock and 83,895 shares of Class A Stock reported as beneficially owned by each of the following trusts established under The Last Will and Testament of John Q. Sherman, (i) The Last Will and Testament of John Q. Sherman fbo William Patrick Sherman, (ii) The Last Will and Testament of John Q. Sherman fbo Mary Catherine Sherman Newshawg, (iii) The Last Will and Testament of John Q. Sherman fbo James Louis Sherman, (iv) The Last Will and Testament of John Q. Sherman fbo Helen Louise Sherman Tormey, (v) The Last Will and Testament of John Q. Sherman fbo Charles Francis Sherman, and (vi) The Last Will and Testament of John Q. Sherman fbo Patricia Lucille Sherman Begley, as reported in the Schedule 13D, filed by these trusts with the SEC on August 9, 2013, and (C) Warrants to acquire an aggregate of 443,253 Common Shares issued by the Issuer to DLJ as reported in the Current Report in Exhibit 10.5 of the Form 8-K filed with the SEC on August 2, 2013 by the Issuer. Each Reporting Person and each Fund hereby disclaims membership in any “group” with any person and disclaims beneficial ownership of any shares of Common Stock that may be or are beneficially owned by, among others, the Majority Shareholders and DLJ.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, the Funds or any of their respective affiliates are the beneficial owners of any Warrants or shares of Common Stock or Class A Stock beneficially owned by the Majority Shareholders or DLJ for purposes of Section 13(d) of the Exchange Act or for any other purpose, or that the Majority Shareholders are members of a “group” with DLJ.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(b) Silver Point has sole voting and dispositive power with respect to the reported securities.  Messrs. Mulé and O’Shea may be deemed to have shared voting and dispositive power with respect thereto by reason of their status as managers of the general partner of Silver Point.

(c) Except as disclosed in response to Item 4 above, which information is incorporated herein by reference, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d)   Inapplicable.

(e)   Inapplicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.                      Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated August 12, 2013.

2.
Membership Interest Purchase Agreement, dated as of August 1, 2013, by and among The Standard Register Company, Workflow Holdings, LLC and WorkflowOne, LLC (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

3.
Amendment and Restatement Agreement, dated as of August 1, 2013, by and among The Standard Register Company, SPCP Group III LLC, SPF CDO I, Ltd., SPCP Group, LLC, Silver Point Capital Fund, L.P., the other First Lien Lenders named therein, and the other Second Lien Lenders Named therein, Silver Point Capital, L.P., as the Lenders’ Representative and Silver Point Finance, LLC, as Administrative Agent. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

4.
Shareholders Agreement, dated as of August 1, 2013, by and among The Standard Register Company, Silver Point Capital, L.P., as the Minority Shareholder Representative, SPCP Group III LLC, SPF CDO I, Ltd., SPCP Group, LLC, Silver Point Capital Fund, L.P., and the other Minority Shareholders named therein, and the Majority Shareholders named therein. (Incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

5.
Registration Rights Agreement, dated as of August 1, 2013, by and among The Standard Register Company, Silver Point Capital, L.P., as the Minority Shareholder Representative, SPCP Group III LLC, SPF CDO I, Ltd., SPCP Group, LLC, Silver Point Capital Fund, L.P., and the other Minority Shareholders named therein, and the Majority Shareholders named therein. (Incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

6.
First Lien Credit Agreement, dated as of August 1, 2013, by and among The Standard Register Company, WorkflowOne LLC, the subsidiary guarantors named therein, Silver Point Finance, LLC, as administrative agent, and the lenders named therein.  (Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

7.
Second Lien Credit Agreement, dated as of August 1, 2013, by and among The Standard Register Company, WorkflowOne LLC, the subsidiary guarantors named therein, Silver Point Finance, LLC, as administrative agent, and the lenders named therein. (Incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

8.	Form of Warrant. (Incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

9.	Form of Voting Agreement. (Incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2013	SILVER POINT CAPITAL, L.P.

	By:	/s/ Frederick H. Fogel
		Name:	Frederick H. Fogel
		Its:	Authorized Signatory

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Edward A. Mulé, individually)
Edward A. Mulé, Individually

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Robert J. O'Shea, individually)
Robert J. O'Shea, Individually

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them.

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that none of them is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(iii) This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Date: August 12, 2013.

SILVER POINT CAPITAL, L.P.

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Its:	Authorized Signatory

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Edward A. Mulé, individually)
Edward A. Mulé, Individually

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Robert J. O'Shea, individually)
Robert J. O'Shea, Individually